June 13, 2014

Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C.  20549

Re:	Corning Incorporated
Form 10-K for the Year Ended December 31, 2013
Filed February 10, 2014
Form 10-Q for the Period Ended March 31, 2014
Filed April 28, 2014
File No. 1-3247

Ladies and Gentlemen:

We are responding to the comments in the Securities and Exchange Commission (the “Staff”) letter dated May 22, 2014 to Mr. James B. Flaws of Corning Incorporated (“Corning”).  For your convenience, we have included the Staff’s comments below (italicized and in bold) followed by our related response.  Additional disclosure or other revisions are bolded for your ease of review.

Form 10-K for the Year Ended December 31, 2013

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Corning will comply with this comment, and will include revisions made pursuant to this letter in future filings, as indicated in our responses below.

Management’s Discussion and Analysis

General

2.
As presented in your Consolidated Statements of Comprehensive Income on page 79, we note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to foreign currency translations and unamortized gains (losses) and prior service costs for postretirement benefits.  Please expand your discussion and analysis to provide a comprehensive discussion and analysis of the foreign currencies and transactions generating the foreign currency adjustments as well as the underlying causes for the changes in the amounts recognized for postretirement benefits.

In future filings, in periods in which the components of other comprehensive income are material, we will include expanded disclosure in Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss the underlying factors causing the significant changes in comprehensive income.  With respect to the disclosure in our Annual Report on Form 10-K for the year ended December 31, 2013 (2013 Form 10-K), we provide the following additional disclosure, and will provide comparable disclosure in our Annual Report on Form 10-K for the year ended December 31, 2014 (2014 Form 10-K), as follows:

Comprehensive Income

2013 vs. 2012
For the year ended December 31, 2013, comprehensive income increased by $133 million, when compared to the same period in 2012, driven by an increase in net income attributable to Corning Incorporated and an increase in unamortized gains for postretirement benefit plans, offset partially by the increase in the loss on foreign currency translation adjustments.

The increase in the amount of unamortized gains for postretirement benefit plans is due to an increase of between 75 and 100 basis points in the discount rates used to value Corning’s U.S. pension and postretirement medical and life benefit plan (OPEB) obligations and the benefit plan obligations of our equity affiliate Dow Corning.  At December 31, 2013, the increase in discount rates led to an actuarial after-tax gain of approximately $400 million.  Because this gain did not fall outside of the corridor, which is defined as equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year, the gain was recorded in AOCI and did not impact net income for the year ended December 31, 2013.

The increase in the loss on foreign currency translation adjustments for the year ended December 31, 2013 in the amount of $503 million was driven by the following items:  1) the increase in the loss in the translation of Corning’s consolidated subsidiaries in the amount of $317 million, which resulted primarily from the depreciation of the Japanese yen to U.S. dollar translation rate during 2013; 2) the increase in the loss in the translation of Corning’s equity method investments in the amount of $238 million, which is attributed to the change in the Korean won to U.S. dollar translation rate during 2013, which impacted our equity affiliate Samsung Corning Precision Materials; and 3) the absence of the 2012 reclassification of a gain to net income in the amount of $52 million related to the gain on the liquidation of a foreign subsidiary.

2012 vs. 2011
For the year ended December 31, 2012, comprehensive income decreased by $1,157 million when compared to the same period in 2011, driven by the decrease in net income attributable to Corning Incorporated, an increase in the loss on foreign currency translation adjustments, offset somewhat by a decrease in the amount of unamortized losses on postretirement benefit plans.

The increase in the loss on foreign currency translation adjustments for the year ended December 31, 2012 in the amount of $158 million was driven by the following items:  1) the increase in the loss in the translation of Corning’s consolidated subsidiaries in the amount of $583 million, which resulted primarily from the depreciation of the Japanese yen to U.S. dollar translation rate in 2012; 2) the increase in the gain in the translation of our equity method investments in the amount of $480 million, which is attributed to the change in the Korean won to U.S. dollar translation rate, which impacted our equity affiliate Samsung Corning Precision Materials; and 3) a $55 million change in the amount reclassified from AOCI to net income, which represents a gain in the amount of $52 million related to a translation capital gain on the liquidation of a foreign subsidiary recorded in 2012, offset by the non-repeat of a small loss reclassified in 2011.

The decrease in the amount of unamortized losses on postretirement benefit plans resulted from the decrease of between 75 and 100 basis points in the discount rates used to value Corning’s U.S. pension and OPEB plan obligations and the benefit plan obligations of our equity affiliate Dow Corning.  At December 31, 2012, the decrease in discount rates led to an actuarial after-tax loss of $150 million, which was offset by reclassifications out of AOCI of $149 million.  Because the loss fell outside of the corridor, which is defined as equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year, the gain was reclassified into net income from AOCI at December 31, 2012.

See Note 13 (Employee Retirement Plans) and Note 17 (Shareholders’ Equity) for additional details.

Overview, page 26

3.
As indicated in Note 13 on page 114, we note that pension expense decreased from $280 million for the year ended December 31, 2012 to $7 million for the year ended December 31, 2013.  Please address the need to discuss this significant decrease in your overview section of MD&A and to the extent material, the impact this decrease had on the individual expense line items in which pension expense is reflected.

We acknowledge the Staff’s comments and will revise the disclosure to discuss the significant decrease in pension expense in the overview section of MD&A, and in the discussion of the individual lines items of the income statement, and will provide the following additional disclosures in our 2014 Form 10-K:

OVERVIEW

For the year ended December 31, 2013, we generated net income of $2.0 billion or $1.34 per share compared to net income of $1.6 billion or $1.09 per share for 2012.  When compared to last year, the increase in net income was due largely to the following items (all amounts presented after tax):

•	Net gain recorded on our purchase collars and average rate forwards related to translated earnings contracts in the amount of $287 million;
•	A decrease in pension expense of approximately $175 million, driven by a 100 basis point increase in the discount rate used to value our U.S. pension liability;
•	An increase of $99 million in equity earnings from Dow Corning;
•	A decrease of $45 million in restructuring, impairment and other charges;
•
An increase in net income in our Optical Communications, Specialty Materials, Environmental Technologies and Life Sciences segments in the amounts of $53 million, $50 million, $20 million and $43 million, respectively; and

•
A tax benefit in the amount of $91 million related to two components of the American Taxpayer Relief Act enacted on January 3, 2013 and made retroactive to 2012, consisting of a $17 million research and development tax credit and the reversal of a $37 million charge taken in 2012 related to U.S. tax on foreign earnings.

Partially offsetting the increase in net income in the year ended December 31, 2013 were the negative impacts of the depreciation of the Japanese yen versus the U.S. dollar, price declines in the mid-teens in the Display Technologies segment and an increase in the effective tax rate, largely driven by higher income in the U.S., tax law changes and the recording of valuation allowances due to changes in the realization of certain foreign and state deferred tax assets.

Gross Margin

For 2013, gross margin dollars and as a percentage of sales increased when compared to 2012, led by a decrease in pension expense in the amount of $150 million driven by a 100 basis point increase in the discount rate used to value our U.S. pension liability and an increase of 6% in the Specialty Materials segment, resulting from improvements in manufacturing efficiency and cost reduction programs.  The depreciation of the Japanese yen versus the U.S. dollar and price declines in the Display Technologies segment partially offset the increase.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses for 2013 decreased by $79 million when compared to 2012.  This decrease was largely driven by a decrease in pension expense in the amount of $76 million driven by a 100 basis point increase in the discount rate used to value our U.S. pension liability, cost control measures implemented in our segments and a decline in variable compensation in the amount of $27 million, offset somewhat by an increase in costs in the Optical Communications, Specialty Materials and Life Sciences segments.  As a percentage of net sales, these expenses decreased when compared to the same period last year.

Research, Development and Engineering Expenses

For the year ended December 31, 2013, research, development, and engineering expenses decreased by $59 million when compared to the same period last year, driven by a decrease in pension expense in the amount of $47 million driven by a 100 basis point increase in the discount rate used to value our U.S. pension liability and declines in our Display Technologies and Environmental Technologies segments of $19 million and $11 million, respectively, offset slightly by higher costs in the Optical Communications, Specialty Materials and Life Sciences segments.  We continue to focus on new product development in areas such as wireless solutions and fiber to the cell site in our Optical Communications segment, glass substrates for high performance displays in our Display Technologies segment and diesel filters and substrates in the Environmental Technologies segment.  As a percentage of net sales, research, development and engineering expenses declined slightly in the year ended December 31, 2013, when compared to the same period in 2012.

Net Sales, page 28

4.
Please separately quantify the dollar impact to sales that resulted from (i) volume discounts, (ii) price declines, and (iii) the depreciation of the Japanese yen in your Display Technologies segment.  Please address this comment as it relates to your Display Technologies segment discussion of results of operations.

We acknowledge the Staff’s comments and will revise our future disclosure to ensure the dollar impact of the depreciation of the Japanese yen is disclosed in our Display Technologies segment discussion of results of operations.  However, with respect to the request to quantify the dollar impact of volume and price declines in the Display Technologies segment, we respectfully reference our response to a similar comment contained in the Securities and Exchange Commission (the “Staff”) letter dated May 7, 2013 to Mr. James B. Flaws of Corning Incorporated (“Corning”).  Based on the fact that we received no further comments from the Staff on our May 7, 2013 response, we believe the Staff did not object to the disclosure methodology outlined in such response.   For the convenience of the Staff, the Staff comment and our response are repeated below:

Results of Operations, page 19

•
Please provide a more detailed analysis of the factors that impact your operations, including a complete discussion of known or anticipated trends that may continue to have an impact on sales, profit margins, selling, general and administrative expenses, etc.  Your discussion and analysis should provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management.

We note for the Staff that we will provide additional quantitative information for our segment disclosure, as proposed below, except for certain specific information related to Display Technologies.  We suggest this disclosure methodology for the following reasons:

o
Because the Display Technologies segment consists of one product line, giving precise information on volume and price movements allows customers and competitors to derive conclusions on our pricing, capacity, and cost structure, which puts us in a competitively disadvantageous position.

o
The Display Technologies segment has a limited number of competitors, all of which are located in Asia.  Because these competitors are not subject to the same level of public disclosure as Corning, we feel disclosing precise amounts or percentages harms us competitively.

o
We believe providing a narrow range in percentage terms on volume and price movements gives our investors the information necessary to understand the drivers of our Display segment operating results, while protecting our position in the market place.

We continue to believe that providing precise information on volume and price movements in our Display Technologies segment puts us in a competitively disadvantageous position, and propose the disclosure methodology described above.

Provision for Income Taxes, page 33

5.
In a manner similar to the information provided in your Form 10-K for the year ended December 31, 2012, please expand your disclosures to address the character and amount of income/profit required to fully realize your deferred tax assets related to your federal net operating loss and credit carryforwards as of December 31,2013.

We acknowledge the Staff’s comment and in annual periods in which the U.S. deferred tax assets are material, we will provide the following additional disclosure beginning with the 2014 Form 10-K:

U.S. profits of approximately $6.2 billion will be required to fully realize the U.S. deferred tax assets as of December 31, 2013, of which $426 million will be required over the next 5-20 years to realize the deferred tax assets related to research and development credits and $3.1 billion of foreign sourced income will be required over the next 10 years to fully realize the deferred tax assets associated with foreign tax credits.

Other Income, Net, page 33

6.
You recorded a net gain related to the changes in the fair value of your purchased collars and average rate forward contracts of $435 million during the year ended December 31, 2013, which represented approximately 18% of your income before income taxes.  Please expand your disclosures to better discuss the factors that resulted in such a significant change in the fair value of these contracts.  We note that these contracts were entered into in 2013.

In future filings, in periods in which the gain or loss related to changes in the fair value of our purchased collars and average rate forward contracts is material, we will include expanded disclosure to better discuss the underlying factors causing the significant change in the fair value of the contracts.  With respect to the net gain recorded during the year ended December 31, 2013, we will provide the following information and revised disclosure:

Included in the line item Foreign currency transaction and hedge gains (losses), net, for the year ended December 31, 2013, is the impact of the purchased collars and average rate forward contracts, which were entered into in 2013 to hedge our exposure to movements in the Japanese yen and its impact on our net earnings.  We recorded a net gain relating to the changes in the fair value of these contracts, offset somewhat by the premium expense, in the amount of $435 million in the year ended December 31, 2013.  This gain was driven by a 20% depreciation in the 2013 exchange rates for the Japanese yen and the U.S. dollar.  The gross notional value outstanding for purchased collars and average rate forward contracts was $0 at December 31, 2012, $10.3 billion at March 31, 2013, $9.5 billion at June 30, 2013, $8.2 billion at September 30, 2013 and $6.8 billion at December 31, 2013.  Refer to Item 7A Quantitative and Qualitative Disclosures About Market Risks for additional details.

Core Earnings, page 36

7.	Please disclose the amount of pension expense that is reflected in your measurement of core earnings for each period presented.

With respect to the request from the Staff to disclose the amount of pension expense that is reflected in our measurement of core earnings for each period presented, in future filings we will provide the following revised disclosure:

Core Earnings
When compared to the same period last year, core earnings increased in the twelve months ended December 31, 2013 by $202 million, or 13%, driven by the following items:

•
Higher core earnings in the Optical Communications, Life Sciences, Environmental Technologies and Display Technologies segments in the amounts of $59 million, $44 million, $11 million and $7 million, respectively; and

•	Lower operating expenses in the amount of $49 million, driven by a decrease in variable compensation and cost control measures implemented by our segments

When compared to the same period in 2011, core earnings decreased in the twelve months ended December 31, 2012 by $757 million, or 32%, driven by the following items:

•	Lower core earnings in the Display Technologies segment due to significant price declines at both our wholly-owned business and the segment’s equity affiliates;
•	Lower royalty income from our equity affiliate Samsung Corning Precision Materials due to the combination of lower sales and the reduction in the royalty rate which took effect in December 2011; and

•	An increase in our effective tax rate due to the following:
o	Temporary expiration of favorable U.S. tax provisions;
o	The partial expiration of tax holidays in Taiwan; and
o	Change in our mix of earnings.

Included in core earnings for the years ended December 31, 2013, 2012 and 2011 is net periodic pension expense in the amount of $37 million, $63 million and $51 million, respectively, which excludes the annual pension mark-to-market adjustments.  In 2013, 2012 and 2011, the mark-to-market adjustments were a gain in the amount of $30 million, a loss in the amount of $217 million and a loss in the amount of $64 million, respectively.  Refer to Note 13 (Employee Benefit Plans) to the Consolidated Financial Statements for additional information.

Reportable Segments, page 39

8.
Your segment discussion and analysis only refers to non-GAAP amounts.  Pursuant to Item 10(e) of Regulation S-K, we remind you that more prominence should not be given to non-GAAP financial measures compared to GAAP financial measures.  In this regard, please revise your discussion and analysis to first provide a discussion of the corresponding GAAP amounts for each segment ensuring equal prominence to that of your non-GAAP amounts.

We acknowledge the Staff’s comments and, beginning with our Form 10-Q filed for the second quarter of 2014, will revise our future disclosure to ensure that more prominence is not given to non-GAAP financial measures when compared to GAAP financial measures.  With respect to the request to revise our discussion and analysis to first provide a discussion of the corresponding GAAP amounts for each segment, we provide the following updated disclosure, which we propose to use in future filings.

Display Technologies

(Dollars in millions)
				% change
As reported*	2013	2012	2011	13 vs. 12	12 vs. 11

Net sales	$2,545	$2,909	$3,145	(13)	(8)
Equity earnings of affiliated companies	$357	$692	$1,027	(48)	(33)
Net income	$1,267	$1,589	$2,346	(20)	(32)

(Dollars in millions)
				% change
Core Performance*	2013	2012	2011	13 vs. 12	12 vs. 11

Net sales	$2,674	$2,501	$2,695	7	(7)
Equity earnings of affiliated companies	$420	$544	$825	(23)	(34)
Net income	$1,253	$1,246	$1,935	1	(36)

*	Includes impact of defined benefit pension plan methodology change implemented in the first quarter of 2013 and retrospectively applied to prior periods.

The following table reconciles the non-GAAP financial measures for the Display Technologies segment with our financial statements presented in accordance with GAAP (in millions).  See Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations – Core Performance Measures, “Items which we exclude from GAAP measures to arrive at Core Performance measures” for an explanation of the reconciling items.
	Year ended December 31, 2013			Year ended December 31, 2012			Year ended December 31, 2011
(in millions)	Sales	Equity earnings	Net income	Sales	Equity earnings	Net income	Sales	Equity earnings	Net income
As reported	$2,545	$357	$1,267	$2,909	$692	$1,589	$3,145	$1,027	$2,346
Constant-yen (1)	129	35	99	(408)	(166)	(380)	(450)	(202)	(454)
Purchased collars (2)			(90)
Other yen-related transaction (2)			(67)			(15)			33
Acquisition-related costs (4)			8
Provision for income taxes (5)			10						7
Restructuring, impairment, and other charges (7)			6			17
Pension mark-to-market (8)			(8)			17			3
Equity in earnings of affiliated companies (10)		28	28		18	18
Core performance	$2,674	$420	$1,253	$2,501	$544	$1,246	$2,695	$825	$1,935

2013 vs. 2012
In 2013, net sales in the Display Technologies segment declined in the amount of $364 million when compared to 2012, primarily due to the impact of the depreciation of the Japanese yen versus the U.S. dollar in the amount of $537 million and price declines in the mid-teens in percentage terms, offset somewhat by an increase in volume in the mid-twenties.  The increase in volume was driven by higher sales of larger-sized LCD televisions, defined as greater than 40 inches, which increased by nearly 100% in 2013, and higher sales in mobile computing products, including tablets and smart phones.  Additionally, during the fourth quarter of 2013, we renewed the agreements with key customers that we had announced in the fourth quarter of 2012, which stabilize Corning’s share at each of the customers and maintain a fixed relationship between Corning’s pricing and competitive pricing at that customer.

When compared to 2012, the $335 million decrease in equity earnings from Samsung Corning Precision Materials in 2013 reflected the impact of the depreciation of the Japanese yen versus the U.S. dollar in the amount of $201 million and price declines in the mid-teens in percentage terms.  Volume remained relatively consistent in 2013 when compared to the levels in 2012.   Manufacturing improvements in the amount of $28 million were more than offset by higher taxes in the amount of $54 million, driven by the partial expiration of a Korean tax holiday and $28 million of asset write-offs and disposals.

When compared to 2012, the decrease in net income of $322 million in the Display Technologies segment in 2013 reflects the impact of the depreciation of the Japanese yen versus the U.S. dollar in the amount of $479 million and the impact of price declines in the mid-teens in percentage terms.   These declines were partially offset by an increase in volume in the mid-twenties in percentage terms, the impact of gains realized on our purchased collars and average rate forwards in the amount of $90 million and cost reduction programs.

2013 vs. 2012 – Core Performance
In 2013, our Display Technologies segment regained positive momentum, as demonstrated by the increase in core net sales of 7%, when compared to core net sales in 2012, which declined by 7% when compared to 2011.  During 2013, volume improvements in the mid-twenties in percentage terms more than outpaced price declines in the mid-teens.  The increase in volume was driven by higher sales of larger-sized LCD televisions, defined as greater than 40 inches, which increased by nearly 100% in 2013, and higher sales in mobile computing products, including tablets and smart phones.  Additionally, during the fourth quarter of 2013, we renewed the agreements with key customers that we had announced in the fourth quarter of 2012, which stabilize Corning’s share at each of the customers and maintain a fixed relationship between Corning’s pricing and competitive pricing at that customer.

When compared to 2012, the decrease in core equity earnings from Samsung Corning Precision Materials in 2013 reflected relatively consistent volume and price declines in the mid-teens in percentage terms.  Manufacturing improvements in the amount of $28 million were more than offset by higher taxes in the amount of $54 million, driven by the partial expiration of a Korean tax holiday.

When compared to 2012, the increase in core net income in the Display Technologies segment in 2013 reflects an increase in volume in the mid-twenties in percentage terms and the impact of cost reduction programs, partially offset by price declines in the mid-teens in percentage terms and the impact of lower equity earnings.

2012 vs. 2011
The decrease in net sales in 2012, when compared to 2011, reflects significant price declines which occurred in the fourth quarter of 2011 and the first quarter of 2012, driven by customer and competitive pressures associated with share shifts at several major customers in a period of excess glass supply, combined with the impact of the depreciation of the Japanese yen versus the U.S. dollar in the amount of $42 million.  Sequential price declines became much more moderate in the second and third quarters of 2012, reflecting a better matching of supply and demand for glass, and more stable levels of inventory in the LCD supply chain.  In the third and fourth quarter of 2012, Corning entered into new agreements with key customers.  These agreements stabilize Corning’s share at each of the customers and maintain a fixed relationship between Corning’s pricing and competitive pricing at that customer.  Fourth quarter sequential price declines were slightly higher than the prior two quarters, due to some initial adjustments to line up Corning’s prior pricing with the requirements of these new agreements.  Retail demand for larger-sized LCD televisions drove an increase in volume in our wholly-owned business in the high teens in percentage terms in 2012, when compared to the prior year, and slightly offset the price declines described above.

The decrease in equity earnings from our Display Technologies equity affiliates in 2012, when compared to 2011, reflected substantial price declines, driven by the circumstances described above, relatively consistent volume and share loss at a key customer.  Also negatively impacting equity earnings were restructuring actions taken in the fourth quarter of 2012, consisting largely of tank and finishing line asset write-offs, in the amount of $18 million.  The depreciation of the Japanese yen versus the U.S. dollar impacted equity earnings by approximately $36 million in the year ended December 31, 2012, when compared to the same period in the prior year.

When compared to 2011, the decrease in net income in 2012 reflects the impact of price declines described above at both our wholly-owned business and the segment equity affiliates, a reduction in royalty income, and the impact of restructuring actions, partially offset by an increase in volume at our wholly-owned business in the high teens in percentage terms.  Restructuring costs in this segment totaled approximately $17 million and consisted primarily of the write-off of finishing line assets located in Japan and exit costs for the consolidation of office space.  The depreciation of the Japanese yen versus the U.S. dollar impacted net income by approximately $74 million in the year ended December 31, 2012, when compared to the same period in the prior year.

2012 vs. 2011 – Core Performance
The decrease in core net sales in 2012, when compared to 2011, reflects price declines in the mid-twenties in percentage terms which occurred in the fourth quarter of 2011 and the first quarter of 2012 for the six month period, driven by customer and competitive pressures associated with share shifts at several major customers in a period of excess glass supply.  Sequential price declines became much more moderate in the second and third quarters of 2012, reflecting a better matching of supply and demand for glass, and more stable levels of inventory in the LCD supply chain.  In the third and fourth quarter of 2012, Corning entered into new supply agreements with key customers.  These agreements were intended to stabilize Corning’s share at each of the customers and maintain a fixed relationship between Corning’s pricing and competitive pricing for such customer.  Fourth quarter sequential prices declined in the mid-single digit percentage, slightly higher than the prior two quarters, due to some initial adjustments to line up Corning’s prior pricing with the requirements of these new agreements.  Retail demand for larger-sized LCD televisions drove an increase in volume in the low-twenties in percentage terms in our wholly-owned business in 2012, when compared to the prior year, and slightly offset the price declines described above.

The decrease in core equity earnings from our Display Technologies equity affiliates in 2012, when compared to 2011, reflected substantial price declines in the mid-twenties in percentage terms, driven by the circumstances described above, relatively consistent volume and share loss at a key customer.

When compared to 2011, the decrease in core net income in 2012 reflects the impact of price declines described above at both our wholly-owned business and the segment’s equity affiliates and a reduction in royalty income, partially offset by an increase in volume in the low-twenties in percentage terms at our wholly-owned business.

Optical Communications

(Dollars in millions)
				% change
As Reported*	2013	2012	2011	13 vs. 12	12 vs. 11

Net sales:
Carrier network	$1,782	$1,619	$1,556	10	4
Enterprise network	544	511	516	6	(1)
Total net sales	$2,326	$2,130	$2,072	9	3

Net income	$199	$146	$194	36	(25)

(Dollars in millions)
				% change
Core Performance*	2013	2012	2011	13 vs. 12	12 vs. 11

Net sales:
Carrier network	$1,782	$1,619	$1,556	10	4
Enterprise network	544	511	516	6	(1)
Total net sales	$2,326	$2,130	$2,072	9	3

Net income	$196	$137	$168	43	(18)

*	Includes impact of defined benefit pension plan methodology change implemented in the first quarter of 2013 and retrospectively applied to prior periods.

The following table reconciles the non-GAAP financial measures for the Optical Communications segment with our financial statements presented in accordance with GAAP (in millions).  See Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations – Core Performance Measures, “Items which we exclude from GAAP measures to arrive at Core Performance measures” for an explanation of the reconciling items.
	Year ended December 31, 2013		Year ended December 31, 2012		Year ended December 31, 2011
(in millions)	Sales	Net income	Sales	Net income	Sales	Net income
As reported	$2,326	$199	$2,130	$146	$2,072	$194
Acquisition-related costs (4)		9		1
Restructuring, impairment, and other charges (7)		8		31
Pension mark-to-market (8)		(9)		11		1
Gain on change in control (9)		(11)
Accumulated other comprehensive income (12)				(52)
Contingent liability adjustment (13)						(27)
Core performance	$2,326	$196	$2,130	$137	$2,072	$168

2013 vs. 2012
In 2013, net sales of the Optical Communications segment increased when compared to 2012, driven by an increase of $163 million in the carrier network market.  Driving the growth in carrier network products are the following items:

•	The ramp-up of the fiber-to-the-premises initiative in Australia, which increased sales by $28 million;
•	An increase of $23 million in sales of wireless products;
•	Higher sales of cable products in North America, China and Europe, up $52 million, $33 million and $26 million, respectively;
•	The impact of a small acquisition and the consolidation of an investment due to a change in control, which added approximately $53 million in 2013; and
•	Offsetting the increase in sales of carrier network products in 2013 was a decline in sales of optical fiber, driven by lower demand for single-mode fiber in China, Europe and North America.

Sales in the enterprise network market increased by $33 million in the year ended 2013, when compared to 2012, driven by higher sales of data center products in North America.

Net sales of this segment in 2013 were not materially impacted by movements in foreign exchange rates when compared to 2012.

The increase in net income in 2013 when compared to 2012 reflects an increase in volume in carrier and enterprise network products, improved manufacturing performance and the implementation of strong spending controls and cost reduction initiatives, combined with an increase of $20 million on the gain in 2013 versus a loss in 2012 on the mark-to-market of our defined benefit pension plans, a reduction of $23 million in restructuring charges and a gain of $11 million on the change in control of an equity company.  This increase was somewhat offset by an increase in acquisition-related costs of $8 million and lower volume in optical fiber, lower price and a less favorable mix of products sales in 2013.  Movements in foreign exchange rates did not significantly impact the results of this segment.

2013 vs. 2012 – Core Performance
The increase in core net income in 2013 when compared to 2012 reflects an increase in volume in carrier and enterprise network products, improved manufacturing performance and the implementation of strong spending controls and cost reduction initiatives, offset by lower volume in optical fiber, lower price and a less favorable mix of products sales in 2013.

2012 vs. 2011
Net sales for the segment were up slightly when compared to 2011, driven by increased demand for optical fiber and cable in China, fiber-to-the-premises products in Australia, and wireless products.  This growth was offset somewhat by declines in demand for legacy copper products and the negative impact of foreign exchange rate movements.

Net sales of this segment in 2012 were not materially impacted by movements in foreign exchange rates when compared to 2011.

The decrease in net income in 2012 reflects the impact of restructuring actions, lower sales of premium fiber products, an increase in research and development expenses, an increase in project spending, and the absence of a contingent liability reversal recorded in 2011 in the amount of $27 million.  Somewhat offsetting the decrease in net income was a translation gain in the amount of $52 million for the liquidation of a foreign subsidiary recorded in the fourth quarter of 2012 and the partial reversal of a warranty reserve related to our fiber-to-the-premises and fiber optic cable products in the pre-tax amount of $8 million, recorded in the third quarter of 2012.  Net income of this segment in 2012 included approximately $31 million of restructuring charges associated with the Company’s corporate-wide restructuring plan, which included headcount reductions, asset write-offs and the write-off of a small equity affiliate in Japan.  Movements in foreign exchange rates did not significantly impact net income of this segment.

2012 vs. 2011 – Core Performance
The decrease in core net income in 2012 reflects the impact of lower sales of premium fiber products, an increase in research and development expenses and an increase in project spending.  Somewhat offsetting the decrease in core net income was the partial reversal of a warranty reserve related to our fiber-to-the-premises and fiber optic cable products in the pre-tax amount of $10 million, recorded in the third quarter of 2012.

Environmental Technologies

(Dollars in millions)
				% change
As Reported*	2013	2012	2011	13 vs. 12	12 vs. 11

Net sales:
Automotive	$485	$486	$476		2
Diesel	434	478	522	(9)	(8)
Total net sales	$919	$964	$998	(5)	(3)

Net income	$132	$112	$119	18	(6)

(Dollars in millions)
				% change
Core Performance*	2013	2012	2011	13 vs. 12	12 vs. 11

Net sales:
Automotive	$485	$486	$476		2
Diesel	434	478	522	(9)	(8)
Total net sales	$919	$964	$998	(5)	(3)

Net income	$130	$119	$121	9	(2)

*	Includes impact of defined benefit pension plan methodology change implemented in the first quarter of 2013 and retrospectively applied to prior periods.

The following table reconciles the non-GAAP financial measures for the Environmental Technologies segment with our financial statements presented in accordance with GAAP (in millions).  See Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations – Core Performance Measures, “Items which we exclude from GAAP measures to arrive at Core Performance measures” for an explanation of the reconciling items.
	Year ended December 31, 2013		Year ended December 31, 2012		Year ended December 31, 2011
(in millions)	Sales	Net income	Sales	Net income	Sales	Net income
As reported	$919	$132	$964	$112	$998	$119
Restructuring, impairment, and other charges (7)		1		2
Pension mark-to-market (8)		(3)		5		2
Core performance	$919	$130	$964	$119	$998	$121

2013 vs. 2012
When compared to 2012, net sales in the Environmental Technologies segment decreased in 2013, due to lower sales of light duty diesel filters and heavy duty diesel products.  Demand for light duty diesel vehicles which use our filters declined due to weak economic conditions in Europe.  Heavy duty diesel product sales were lower due to the decline in the production of Class 8 vehicles in North America.  Net sales of this segment in 2013 were not materially impacted by movements in foreign exchange rates when compared to 2012.

Although net sales declined in 2013 when compared to 2012, net income increased by 18%, driven by significantly improved manufacturing performance for our automotive and heavy duty diesel products, and lower operating expenses.  Net income also included an increase of $8 million due to the positive change in the mark-to-market of our defined benefit pension plans.  Movements in foreign exchange rates did not significantly impact the results of this segment in the year ended December 31, 2013.

2012 vs. 2011
Net sales of this segment decreased in 2012 when compared to 2011, due to a decline in net sales of our diesel products and the negative impact of movements in foreign exchange rates.  Although sales of light duty diesel products decreased due to a decline in demand for vehicles in Europe requiring light duty diesel filters, sales of our heavy duty diesel products increased 8% in 2012, partially offsetting the decrease in light duty diesel sales.  During the latter half of 2012, however, the rate of growth of heavy duty products declined, driven by a slowing of Class 8 truck orders in North America.  Sales of our automotive products increased in 2012, when compared to 2011, on continued growth in worldwide automotive production, led by growth in North America.  Net sales of this segment in 2012 were not materially impacted by movements in foreign exchange rates when compared to 2011.

Net income in 2012 decreased slightly, driven by a decrease in sales of light duty diesel products, offset somewhat by an increase in heavy duty diesel volume, improved manufacturing performance and a decrease in air freight costs, when compared to the same period last year.  Net income also included the negative impact of the increase in the mark-to-market of our defined benefit pension plans of $3 million.  Movements in foreign exchange rates did not have a significant impact on the comparability of net income for the periods presented.

Specialty Materials

(Dollars in millions)
				% change
As Reported*	2013	2012	2011	13 vs. 12	12 vs. 11

Net sales	$1,170	$1,346	$1,074	(13)	25
Net income (loss)	$187	$137	$(36)	36	**

(Dollars in millions)
				% change
Core Performance*	2013	2012	2011	13 vs. 12	12 vs. 11

Net sales	$1,170	$1,346	$1,074	(13)	25
Net income	$196	$201	$74	(2)	172

*	Includes impact of defined benefit pension plan methodology change implemented in the first quarter of 2013 and retrospectively applied to prior periods.
**	The percentage change calculation is not meaningful.

The following table reconciles the non-GAAP financial measures for the Specialty Materials segment with our financial statements presented in accordance with GAAP (in millions).  See Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations – Core Performance Measures, “Items which we exclude from GAAP measures to arrive at Core Performance measures” for an explanation of the reconciling items.
	Year ended December 31, 2013		Year ended December 31, 2012		Year ended December 31, 2011
(in millions)	Sales	Net income	Sales	Net income	Sales	Net income
As reported	$1,170	$187	$1,346	$137	$1,074	$(36)
Constant-yen (1)		(2)		25		26
Acquisition-related costs (4)		1
Restructuring, impairment, and other charges (7)		12		33		83
Pension mark-to-market (8)		(2)		6		1
Core performance	$1,170	$196	$1,346	$201	$1,074	$74

2013 vs. 2012
The Specialty Materials segment manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs.  Consequently, this segment operates in a wide variety of commercial and industrial markets that include display optics and components, semiconductor optics components, aerospace and defense, astronomy, ophthalmic products, telecommunications components and a protective cover glass that is optimized for portable display devices and televisions.

Net sales for the year ended December 31, 2013 decreased in the Specialty Materials segment when compared to 2012, due to a 17% decline in sales of Corning Gorilla Glass.  Although retail demand for products using our Corning Gorilla Glass has increased in 2013, supply chain variability, during which we experienced robust sales of this glass in the latter half of 2012, resulted in a supply chain contraction throughout 2013.  Advanced optics products sales increased slightly in the year ended December 31, 2013, driven by the beginning of a business recovery.  Movements in foreign exchange rates did not significantly impact core net sales of this reportable segment in the twelve months ended December 31, 2013.

Although net sales declined by 13% in the year ended December 31, 2013, net income increased by 36%, when compared to 2012, due to strong cost controls, lower restructuring charges, manufacturing cost reduction initiatives and the beginning of the advanced optics products business recovery, which partially offset the lower sales of Corning Gorilla Glass.  The depreciation of the Japanese yen versus the U.S. dollar positively impacted net income by approximately $27 million in the year ended December 31, 2013, when compared to the same period in the prior year.

2013 vs. 2012 – Core Performance
Core net income decreased by only 2% on net sales declines of 13% in the year ended December 31, 2013 when compared to 2012, due to strong cost controls, manufacturing cost reduction initiatives and the beginning of the advanced optics products business recovery, which partially offset the lower sales of Corning Gorilla Glass.

2012 vs. 2011
Net sales in 2012 increased in the Specialty Materials segment when compared to the same period in 2011, driven by a significant increase in sales volume of Corning Gorilla Glass.  Sales of Corning Gorilla Glass have continued to increase due to a combination of strong retail demand for handheld display devices, tablets and notebook computers, and an increase in usage of our glass on these devices.  Moderate price declines for Corning Gorilla Glass and lower sales of our advanced optics products partially offset the increase in net sales.  Movements in foreign exchange rates did not significantly impact net sales of this reportable segment in 2012.

When compared to the same period last year, the increase in net income in 2012 was driven by the increase in sales of Corning Gorilla Glass and increased manufacturing efficiency. Also impacting results of this segment was the net positive difference in large cover glass asset write-offs and restructuring charges in 2012 versus 2011 in the amount of $50 million.  Net income in 2012 was not significantly impacted from movements in foreign exchange rates when compared to the same period in 2011.

2012 vs. 2011 – Core Performance
When compared to the same period last year, the increase in core net income in 2012 was driven by the increase in sales of Corning Gorilla Glass, combined with increased manufacturing efficiency and the absence of large cover glass start-up and tank conversion costs incurred in 2011.

Life Sciences

(Dollars in millions)
				% change
As Reported*	2013	2012	2011	13 vs. 12	12 vs. 11

Net sales	$851	$657	$595	30	10
Net income	$71	$28	$60	154	(53)

(Dollars in millions)
				% change
Core Performance*	2013	2012	2011	13 vs. 12	12 vs. 11

Net sales	$851	$657	$595	30	10
Net income	$92	$48	$61	92	(21)

*	Includes impact of defined benefit pension plan methodology change implemented in the first quarter of 2013 and retrospectively applied to prior periods.

The following table reconciles the non-GAAP financial measures for the Life Sciences segment with our financial statements presented in accordance with GAAP (in millions).  See Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations – Core Performance Measures, “Items which we exclude from GAAP measures to arrive at Core Performance measures” for an explanation of the reconciling items.
	Year ended December 31, 2013		Year ended December 31, 2012		Year ended December 31, 2011
(in millions)	Sales	Net income	Sales	Net income	Sales	Net income
As reported	$851	$71	$657	$28	$595	$60
Acquisition-related costs (4)		21		15
Restructuring, impairment, and other charges (7)		3		1
Pension mark-to-market (8)		(3)		4		1
Core performance	$851	$92	$657	$48	$595	$61

2013 vs. 2012
Net sales for the year ended December 31, 2013 increased when compared to the same period last year, due to the impact of the acquisition of the Discovery Labware business completed in the fourth quarter of 2012, which increased net sales by $192 million.  Net sales of the segment’s existing lines remained relatively consistent.  Net sales in the year ended December 31, 2013 were not significantly impacted by movements in foreign exchange rates when compared to the same periods last year.

When compared to the same period in 2012, net income in the year ended December 31, 2013 increased substantially, driven by a $38 million improvement attributable to the impact of the Discovery Labware acquisition and the positive impact of $8 million on the mark-to-market of our defined benefit pension plans in 2013.  Offsetting the gains from Discovery Labware and the pension mark-to-market were an increase in acquisition-related costs of $6 million and higher restructuring charges.  Movements in foreign exchange rates did not significantly impact the results of this segment in the year ended December 31, 2013 when compared to the same period last year.

2013 vs. 2012 – Core Performance
When compared to the same period in 2012, core net income in the year ended December 31, 2013 increased substantially, driven by the impact of the Discovery Labware acquisition of $38 million.

2012 vs. 2011
Net sales in 2012 increased due to the impact of the acquisition of the majority of the Discovery Labware business, which was completed in the fourth quarter of 2012, and a small acquisition completed in the fourth quarter of 2011, as well as a slight increase in the segment’s existing product lines.  The acquisitions support the Company’s strategy to expand Corning’s portfolio of life sciences products and enhance global customer access in this business, and accounted for $65 million of the increase in sales in 2012 when compared to 2011.  Net sales in the year ended December 31, 2012 were not significantly impacted by movements in foreign exchange rates when compared to the same periods last year.

The decrease in net income in 2012 reflects the impact of acquisition-related costs of $15 million and an increase in operating expenses in the amount of $22 million related to the acquisition of the Discovery Labware business, which more than offset the favorable impact of the increase in net sales from the acquisition.  Net income in 2012 was not significantly impacted by movements in foreign exchange rates when compared to the same period in 2011.

2012 vs. 2011 – Core Performance
The decrease in core net income in 2012 reflects the impact of higher raw materials costs and operating expenses in the amount of $22 million related to the acquisition of a majority of the Discovery Labware business, which more than offset the favorable impact of the increase in net sales.

Cash Flows, page 50
2013 vs. 2012, page 50

9.
You indicate that the unfavorable impact of changes in working capital from 2012 to 2013 was the results of higher incentive payments, an increase in foreign tax payments, and an increase in fiber inventory in the Optical Communications segment.  Please quantify these amounts and discuss the underlying causes for these increases.

We acknowledge the Staff’s comment and will provide in future filings the following revised disclosure substantially in the form set forth below:

2013 vs. 2012
Net cash provided by operating activities decreased in the year ended December 31, 2013, when compared to the same period last year, largely due to a decrease in dividends received from affiliated companies and the unfavorable impact of changes in working capital, driven by the following items:

•
Higher incentive compensation payments of approximately $100 million, driven by the pay-out of the initial year of the executive cash-based performance plan and an increase in performance-driven incentives;

•	An increase in foreign tax payments in the amount of $114 million, driven by higher withholding tax in Taiwan; and
•	An increase in fiber and cable inventory in the Optical Communications segment in the amount of $111 million, due to a decline in sales in China, Europe and North America.

A decline in accounts receivable in the Display Technologies, Optical Communications and Specialty Materials segments somewhat offset these unfavorable impacts.

Financial Statements

Notes to the Financial Statements

Note 7.  Investments
Affiliated Companies at Equity, page 101
Total Estimated Liability for the Amended PCC Plan and the Non-PCC Asbestos Claims, page 106

10.
The liability for the Amended PCC Plan and other asbestos litigation was estimated to be $690 million at December 31, 2013.  We note that under the PCC Plan of Reorganization you would be required to contribute $290 million in a fixed series of payments and that you recorded an additional $150 million for other asbestos litigation.  Please better clarify in your disclosures what the remaining components are of this $690 million.  In addition, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.

We acknowledge the Staff’s comments and, beginning with our Form 10-Q filed for the second quarter of 2014, will revise our future disclosure to include all components of the liability for the Amended PCC Plan and the non-PCC asbestos claims.

In its future filings, Corning proposes to clarify its disclosure by adding the following:

Total Estimated Liability for the Amended PCC Plan and the Non-PCC Asbestos Claims

The liability for the Amended PCC Plan and the non-PCC asbestos claims was estimated to be $690 million at December 31, 2013, compared with an estimate of liability of $671 million at December 31, 2012.  This $690 million liability is comprised of $250 million of the fair value of PCE, $290 million for the fixed series of payments, and $150 million for the non-PCC asbestos litigation, all referenced in the preceding paragraphs.  With respect to the PCE liability, at December 31, 2013 and 2012, the fair value of $250 million of our interest in PCE significantly exceeded its carrying value of $167 million and $149 million, respectively.  There have been no impairment indicators for our investment in PCE and we continue to recognize equity earnings of this affiliate.  At the time Corning recorded this liability, it determined it lacked the ability to recover the carrying amount of its investment in PCC and its investment was other than temporarily impaired.  As a result, we reduced our investment in PCC to zero.  As the fair value in PCE is significantly higher than book value, management believes that the risk of an additional loss in an amount materially higher than the fair value of the liability is remote.  With respect to the liability for other asbestos litigation, the liability for non-PCC claims was estimated based upon industry data for asbestos claims since Corning does not have recent claim history due to the injunction issued by the Bankruptcy Court.  The estimated liability represents the undiscounted projection of claims and related legal fees over the next 20 years.  The amount may need to be adjusted in future periods as more data becomes available; however, we cannot estimate any additional losses at this time.  For the years ended December 31, 2013 and 2012, Corning recorded asbestos litigation expense of $19 million and $14 million, respectively. The entire obligation is classified as a non-current liability as installment payments for the cash portion of the obligation are not planned to commence until more than 12 months after the Amended PCC Plan becomes effective and the PCE portion of the obligation will be fulfilled through the direct contribution of Corning’s investment in PCE (currently recorded as a non-current other equity method investment).

Note 13.  Employee Retirement Plans, page 112

11.
We note that you have domestic and international pension plans for which you provide separate disclosures for in regards to the weighted average assumptions used.  Please tell us what consideration you gave to providing the other plan disclosures separately for domestic and international plans in a similar manner.  Refer to ASC 715-20-50-4.

ASC 715-20-50-4 states that a U.S. entity may combine disclosures about pension plans or other postretirement benefit plans outside the United States with those for U.S. plans unless the benefit obligations of the plans outside the United States are significant relative to the total benefit obligation and those plans use significantly different assumptions.  Our main consideration in disclosing the weighted average assumptions separately is to give the readers of our financial statements transparency into the actual assumptions used for our U.S. pension plans, which constitute 78% of Corning’s total benefit obligation and 90% of total plan assets.  We feel that disclosing the U.S. and foreign pension plan weighted average assumptions separately allows the reader to analyze and understand the underlying factors causing movement in the obligation and asset value in our U.S. pension plans without the impact of the international plan assumptions, which can vary significantly from country to country.  An example of this is the 400 basis point difference between the discount rate assumption applied to our plans located in Japan and the discount rate assumption applied to our U.S. plans for the year ended December 31, 2013.

Form 10-Q for the Period Ended March 31, 2014

Note 5.  Income Taxes, page 12

12.
During your earnings call held on April 28, 2014, it was noted that you have some cash strategies to bring more cash back to the U.S. later this year.  However, your disclosures indicate that you continue to indefinitely reinvest substantially all of your foreign earnings, with the exception of approximately $7 million of current earnings in 2014 and your current analysis indicates that you have sufficient U.S. liquidity, including borrowing capacity, to fund foreseeable U.S. cash needs without requiring the repatriation of foreign cash.  Please advise and help us understand how you were able to conclude that you will continue to indefinitely reinvest substantially all of your foreign earnings.  Refer to ASC 740-30-25-17.

The cash strategies to bring cash back to the U.S. later this year referred to in our earnings call on April 28, 2014 is in reference to a loan that will be made from a foreign affiliate to the U.S. but is expected to be repaid to the foreign affiliate and thus does not represent a change in our representation on indefinitely reinvested foreign earnings.

Note 10.  Acquisition, page 15

Acquisition of remaining interests in Samsung Corning Precision Materials, page 15

13.
Please help us better understand how you arrived at the $394 million gain to be recorded related to your previously held investment in Samsung Corning Precision Materials pursuant to ASC 805-10-25-10 and expand your disclosures to better discuss how this gain was determined.

We calculated the gain on our previously held equity investment in Samsung Corning Precision Materials as the fair value of Samsung Corning Precision Materials multiplied by our ownership percentage as of the acquisition date, less the book value adjusted primarily for changes to cumulative translation adjustments.  We have determined, with the support of third party valuation specialists, no control premium was associated with the acquisition.

In future filings, we will expand our disclosure to better discuss how we calculated the gain on our previously held equity investment as follows:

The Acquisition was accounted for under the purchase method of accounting in accordance with business combination accounting guidance.  Accordingly, the preliminary purchase price was allocated to the assets acquired and liabilities assumed based on their fair value on the date of Acquisition.  The fair value was determined based on the fair value of consideration transferred for the remaining equity interest of Samsung Display’s shares.

The following table summarizes the implied consideration transferred to acquire 42.54% Samsung Corning Precision Materials, including the fair value of our non-controlling interest in Samsung Corning Precision Materials at the acquisition date and the amount of the implied fair value of the total entity for the purpose of allocating the purchase price to the acquired net assets.

Fair Value of Samsung Corning Precision Materials on Acquisition Date (in millions):
Corning Preferred Shares	$1,911
Settlement of pre-existing contract	(136)
Contingent consideration	(196)
Total implied consideration transferred	1,579
Fair value of equity investment	2,139
Total fair value of the acquired net assets	$3,718

In connection with the purchase of Samsung Display’s equity interest in Samsung Corning Precision Materials pursuant to the Framework Agreement, the Company designated a new series of its preferred stock as Fixed Rate Cumulative Convertible Preferred Stock, Series A, par value $100 per share (“Preferred Stock”).  As contemplated by the Framework Agreement, Samsung Display became the owner of 2,300 shares of Preferred Stock (with an issue price of $1 million per share), of which 1,900 shares were issued in connection with the Acquisition and 400 shares were issued for cash.

Corning issued 1,900 Preferred Shares as consideration in the Acquisition of Samsung Corning Precision Materials which had a fair value of $1.9 billion on the acquisition date. The fair value was determined using an option pricing model based on the features of the instrument.  That measure is based on Level 2 inputs observable in the market such as Corning’s common stock price and dividend yield.

At Acquisition, the Company also recorded the effective settlement of a pre-existing contract with Samsung Corning Precision Materials related to a technology license agreement.  The effective settlement of the contract was valued using the Income Approach; specifically, a relief from royalty method.  The amount by which the contract was unfavorable when compared to current market transactions for similar items resulted in a loss of $320 million which was recorded in the first quarter of 2014.  This amount represented 100% of the loss on the effective settlement of the contract.  There were no stated settlement provisions in the contract nor any amounts previously recognized as a related asset or liability to record as an adjustment to the loss.

As it relates to calculation of the fair value of Samsung Corning Precision Material’s equity, the Company includes a $320 million asset for Samsung Corning Precision Material’s favorable contract with the Company.  The Company effectively receives 57.46% of the benefit of this contract through its pre-acquisition ownership interest in Samsung Corning Precision Materials, and, as a result, 42.54% of the $320 million loss, or $136 million, reduces the fair value for the purpose of allocating the acquired net assets.

The Acquisition also includes a contingent consideration arrangement that potentially requires additional consideration to be paid between the parties in 2018: one based on projections of future revenues generated by the business of Samsung Corning Precision Materials for the period between acquisition date and December 31, 2017, which is subject to a cap of $665 million; and another based on the volumes of certain sales during the same period, which is subject to a separate cap of $100 million. The fair value of the potential receipt of the contingent consideration in 2018 in the amount of $196 million recognized on the acquisition date was estimated by applying an option pricing model using the Company’s projections of future revenues generated by Corning Precision Materials.

In addition, as a result of the acquisition, Corning recognized a gain on its previously held equity investment in the amount of $394 million in current period earnings.  Corning’s gain on the previously held equity investment was calculated based on the pre-acquisition fair value of the entity, excluding the loss on the pre-existing technology license agreement.  Therefore, the purchase price consists of the fair value of the preferred shares of $1.9 billion, reduced by the fair value of the contingent consideration of $196 million, a small working capital and other adjustment representing the net consideration transferred of $1.7 billion for 42.54% or $4.0 billion total fair value of the Samsung Corning Precision Materials entity.

Corning’s 57% share of this amount is approximately $2.3 billion plus a small amount of residual cash.  In comparison to our book value of $2.1 billion as of the acquisition date results in a gain of approximately $250 million.  In addition, approximately $140 million was released from AOCI related to a cumulative translation adjustment, which increased the gain to $394 million.

14.
You recognized a loss of $320 million related to the effective settlement of a pre-existing contract with Samsung Corning Precision Materials.  Please help us better understand what the $136 million labeled as settlement of pre-existing contract represents, which is reflected as part of the total consideration.  Expand your disclosures to clarify.  Refer to ASC 805-10-55-20 through 55-23.

Please refer to our response from Question #13.

Form 10-Q for the Period Ended March 31, 2014

15.
We note that you received a dividend of approximately $1.6 billion from Samsung Corning Precision Materials which was distributed subsequent to your acquisition of the remaining equity interests of the affiliate.  In this regard, please address the following:

•
Please help us better understand how you determined the appropriate presentation for this amount on your statement of cash flows pursuant to ASC 230.  In this regard, we note that this entity was a consolidated subsidiary at the time you received this dividend.  It is not clear why a dividend received from a consolidated subsidiary would be reflected on your consolidated statement of cash flows;

In conjunction with the Framework Agreement, the parties negotiated at arms-length to agree the purchase price as the fair value of the entity excluding cash and cash equivalents.  The parties agreed to have Samsung Corning Precision Materials distribute all cash and cash equivalents as a dividend to the shareholders of record as of December 31, 2013. The dividend was not part of the purchase price as the agreement was to distribute cash and cash equivalents as a dividend to the shareholders as soon as practicable.  As such, at acquisition Corning did not have legal title to the cash to be distributed, although the dividend was distributed subsequent to the acquisition date.  Therefore, the portion of Corning’s share of the $1.6 billion dividend received was accounted for in Corning’s consolidated financial statement as if the dividend occurred at or immediately prior to the date of acquisition at which time Samsung Corning Precision Materials was still an equity method investment in Corning’s financial statements.

Consistent with the Framework Agreement and discussion in the paragraph above Corning did not have legal title to the cash to be distributed for Samsung Display’s share of the dividend.  As such, the inflow and outlflow of cash related to Samsung Display are reflected on a net basis within the statement of cash flows.

•
Please help us understand why the cash related to the dividend would not be reflected in the cash and cash equivalents amount on page 17 as part of your purchase price allocation given that the dividend was not paid until after the acquisition;

As noted above, the substance of the acquisition was to purchase Samsung Display’s 42.54% shares of Samsung Corning Precision Materials, excluding all cash and cash equivalent items. The cash related to the $1.6 billion dividend received by Corning was not reflected in the cash and cash equivalents amount on page 17 because that amount was not part of the cash acquired by Corning under the terms of the Framework Agreement.  As such, at acquisition Corning did not have legal title to the cash that was to be distributed.

•
If you determine the inclusion of this dividend in your consolidated cash flows is appropriate, please address how you determined it was appropriate to reflect this dividend in cash flows from operating activities versus investing activities pursuant to ASC 230, including your consideration of whether this represents a return on your investment or a return of your investment; and

We determined that it was most appropriate to reflect the $1.6 billion dividend received by Corning as cash flows from operating activities based on our consideration pursuant to ASC 230 of whether such a distribution represents a return on Corning’s investment in Samsung Corning Precision Materials or a return of Corning’s investment in Samsung Corning Precision Materials.  We decided to classify the dividend as an operating cash flow because the distribution was indeed paid from accumulated earnings since inception of the entity and semi-annual distributions were required under the shareholder agreement.  As such, the classification was consistent with our past treatment of dividends from Samsung Corning Precision Materials.

•	Please help us understand why the dividend paid to Samsung Display would not be reflected on the statement of cash flows.

Please refer to our response from Question # 15, bullet point #1.

Note 16.  Shareholders’ Equity

Fixed Rate Cumulative Convertible Preferred Stock, Series A, page 23

16.
Please disclose the nature of the dilution adjustments that would impact the conversion rate of the preferred stock.  Please also tell us what consideration you gave to these dilution adjustments in determining the appropriate accounting for the preferred stock pursuant to ASC 815-40 and ASC 470-20.

The Preferred Stock is subject to customary anti-dilution provisions designed to protect the holders of Preferred Stock in the event of certain Company actions affecting our common stock, including stock dividends and distributions, stock splits and combinations, issuance of stock purchase rights, asset distributions, above-market self-tender and exchange offers, cash distributions, and adjustments for tax reasons [as set forth in the Company’s Certificate of Amendment of the Restated Certificate of Incorporation, Exhibit 3.1 to our Current Report on Form 8-K filed on January 15, 2014].

We evaluated the anti-dilution adjustments to the conversion rate described above in applying ASC 815-40.  We concluded that the Preferred Stock could be considered indexed to Corning stock per the requirements of ASC 815-40-15 due to the following:

1)
Exercise contingencies: The exercise of the Preferred Stock’s conversion feature is contingent upon (a) the passage of time, (b) a change in control approved by Corning’s Board of Directors, and (c) Corning’s election based on the trading price of its common stock. We determined that the exercise contingencies noted above are not based on a market other than a market for Corning’s stock, or an index other than one that makes sole reference to Corning’s operations.

2)
Settlement amount: The anti-dilutive conversion rate adjustments are consistent with the examples in ASC 815-40-55-42 and ASC 815-40-55-43 and therefore do not preclude the conversion feature from being considered indexed to the Company's stock.

We also evaluated our ability to adjust the conversion rate on a discretionary basis and determined that this adjustment will only be executed to protect Samsung Display based on the guidance in 815-40-15-7H. Accordingly, this contingent settlement adjustment does not preclude the conversion feature from being indexed to Corning’s own stock as Samsung Display would be the beneficiary of any such adjustments.

ASC 470-20 requires us to further evaluate a conversion option that is not bifurcated as a derivative to determine whether it is considered a “beneficial conversion option” at inception or may become beneficial in the future due to potential adjustments.  We determined that the Preferred Stock did not have a beneficial conversion feature after analyzing the relationship between the instrument’s accounting conversion price and the commitment date fair value of Corning’s common stock. The accounting conversion price was determined to be $20 per share, and the market price of Corning’s common stock on the commitment date, October 22, 2013, was $15.35. Accordingly, the conversion feature was not considered beneficial to Samsung Display.

We also considered that the Preferred Stock’s conversion price may change following the occurrence of certain anti-dilutive and dilutive events, as described in section 4(h)(13) of the Certificate of Amendment. Since the events that give rise to the adjustments to the conversion price could not be measured at the commitment date, ASC 470-20-35-1 requires us to wait until the contingent event occurs. Upon the occurrence of an anti-dilutive or dilutive event that results in an adjustment to the conversion price, we will reassess whether a beneficial conversion feature exists.

Corning acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Please direct questions regarding this response to me at (607) 974-3331.

Sincerely,

/s/ R. Tony Tripeny
R. Tony Tripeny
Sr. Vice President & Corporate Controller

cc:	Wendell P. Weeks, Chairman, Chief Executive Officer and President
James B. Flaws, Vice Chairman and Chief Financial Officer
Lewis A. Steverson, Sr. Vice President and General Counsel
Marilyn J. Griffin, Director, Accounting, Compliance & Reporting
Kurt M. Landgraf, Chairman, Corning Board of Directors Audit Committee
Pierre-Alain Sur, PricewaterhouseCoopers LLP
Stephen T. Giove, Shearman & Sterling LLP